15 March 2013

Stephanie J. Ciboroski
Senior Assistant Chief Accountant
Division of Corporation Finance
Securities and Exchange Commission
Washington DC 20549

Re:	HSBC Holdings plc Form 20-F for Fiscal Year Ended December 31, 2011 Filed March 7, 2012 Form 6-K Filed July 30, 2012 File No. 001-14930

Dear Ms Ciboroski:

Thank you for your letter dated 29 January 2013. We have repeated below the comments in your letter, followed by our responses. For the purpose of reference within our response, we have numbered the bullet points in your comments.  When providing requested additional disclosure, we have underlined proposed new disclosure to distinguish it from existing disclosure.

Unless the context requires otherwise, ‘HSBC Holdings’ means HSBC Holdings plc and ‘HSBC’, the ‘Group’, ‘we’, ‘us’ and ‘our’ refer to HSBC Holdings together with its subsidiaries. References to page numbers relate to the 2011 Annual Report on Form 20-F (‘2011 Form 20-F’) unless otherwise indicated, references to the ‘2012 Interim Report’ relate to the Form 6-K furnished on 30 July 2012, and references to the ‘2012 Form 20-F’ relate to the 2012 Annual Report on Form 20-F filed on 12 March 2013.

Form 20-F for Fiscal Year Ended December 31, 2011

Other US regulatory and law enforcement investigations, page 97e

1.
We are aware of the U.S. Department of Justice and the U.S. Department of the Treasury press releases dated December 11, 2012, announcing the assessment of $1.921 billion in penalties by the United States against you in connection with apparent violations of U.S. law, including violations of the Cuba, Iran, and Sudan sanctions regulations administered by OFAC.  We note also your filing of the same date on Form 6-K regarding your settlements with U.S. authorities.  Finally, we note that the U.S. Senate Permanent Subcommittee on Investigations’ Staff Report on HBSC dated July 17, 2012 indicates that you have, directly or indirectly, engaged in transactions involving Syria that may have contravened OFAC regulations related to that country.

As you know, Cuba, Iran, Sudan, and Syria are designated by the U. S. State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls.  Please describe to us the nature and extent of your past, current, and anticipated business activities related to, or contacts with, the referenced countries, whether through subsidiaries, affiliates, or other direct or indirect arrangements. Your response should describe any agreements, arrangements, or contacts you have had with the governments of the referenced countries, or with persons affiliated with or controlled by those governments.

HSBC conducts banking and other financial services activities through a significant number of operating subsidiaries incorporated in a variety of different legal jurisdictions and places a high priority on its obligations to prevent its services from being used to facilitate financial crime.

HSBC has acknowledged that between 2001 and 2010 its controls with respect to anti-money laundering (‘AML’) should have been stronger and more effective.  In December 2012, HSBC reached agreement with US authorities in relation to investigations regarding inadequate compliance with AML, the US Bank Secrecy Act and sanctions law. This includes a Deferred Prosecution Agreement with the US Department of Justice. We also reached agreement to achieve a resolution with all other US government agencies that have investigated our past conduct related to these issues, and finalised an undertaking with the UK Financial Services Authority to comply with certain forward-looking obligations with respect to anti-money laundering and sanctions requirements over a five-year term. Under these agreements, we made payments totalling US$1,921 million to US authorities and undertook to continue cooperating fully with US and UK regulatory and law enforcement authorities and take further action to strengthen our compliance policies and procedures. HSBC’s leadership has been making changes that will help the institution better comply with its obligations and more effectively manage financial crime risk and HSBC is implementing measures to address the requirements of the December 2012 settlement agreements and otherwise to continue to enhance its AML and sanctions compliance framework. In addition to substantially revising and strengthening HSBC’s governance in this area, including by centralising accountability of compliance officers worldwide, the measures include initiatives to:

•	adopt and enforce the most effective standards globally, including a globally consistent approach to knowing and retaining customers;
•	maximise information-sharing for risk management purposes across HSBC to the extent permitted by law;
•	require all HSBC affiliates to complete due diligence on any other HSBC affiliate with which they have a correspondent banking relationship;
•	introduce a global risk filter to standardise the way HSBC does business in high risk countries; and
•	reinforce a consistent global sanctions policy.

HSBC’s activities relating to Iran, Sudan, Syria and Cuba (herein collectively referred to as the ‘Named Countries’) are summarised in the following paragraphs.

Iran
In 2007, HSBC put into place a policy prohibiting new, and requiring the termination of existing, business related to Iran. This policy was designed to facilitate compliance with increasing international sanctions and to address the risks inherent in conducting Iran-related business.  The termination of existing business requires a wind-down period in some circumstances, particularly where there are contractual commitments. As a result, HSBC does have a limited amount of residual Iran-related activity.

HSBC’s current dealings and activity related to Iran are discussed in detail on page 122s of HSBC’s 2012 Form 20-F in response to new disclosure requirements under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 (‘ITRA’).  In addition HSBC has non-disclosable Iran-related activities, for example, personal lending to non-sanctioned Iranians living outside of Iran.

HSBC has not had any operations in Iran since HSBC Bank Middle East Limited closed a representative office (which had already become dormant) in 2010. In the current environment, HSBC does not anticipate engaging in any new activities involving Iran irrespective of their legitimacy under applicable laws and regulations.

Syria

HSBC has no physical or licensed presence in Syria. In March 2012, in response to increasing international sanctions against Syria, HSBC introduced restrictions on Syria-related business that mirror the restrictions in place for Iran.  Prior to the introduction of those heightened restrictions, HSBC treated Syria as high-risk and its policy was to ensure all relevant transactions complied with applicable OFAC sanctions.

Historically, HSBC has had limited business activity related to Syria. In our letter to you dated 28 January 2011, we reported that, as at 30 June 2010, a sterling-denominated deposit of US$1,008 million was placed by a Syrian government-related client not sanctioned under US or other sanctions programmes. This government-related client was sanctioned in February 2012, and all remaining accounts were frozen accordingly.  As at 31 December 2012, the frozen accounts held US$4 million.

In the current environment, HSBC does not anticipate engaging in any new activities involving Syria irrespective of their legitimacy under applicable laws and regulations.

Sudan and Cuba

HSBC has no physical or licensed presence in Cuba or Sudan. In light of the compliance policies set out above and the risk profile of these countries, the extent to which activities related to these countries take place is very limited. HSBC will continue to evaluate certain limited activity on a case-by-case basis, and such activity will be intensely scrutinised.

2.
Please discuss the materiality of your business activities related to, and other contacts with, Cuba, Iran, Sudan, and Syria, described in response to the foregoing comment, and whether they constitute a material investment risk for your security holders.  You should address materiality in quantitative terms, including the approximate dollar amounts of any revenues, assets, and liabilities associated with each of the referenced countries for the last three fiscal years and the subsequent interim period.  Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. As you know, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Cuba, Iran, Sudan, or Syria.  Your materiality analysis also should address the potential impact of your settlements with U.S. authorities referenced in the foregoing comment.

We set out in the Appendix the relevant estimated financial details relating to revenues, assets, liabilities and contingent liabilities and contractual commitments for the years ended 31 December 2010, 2011 and 2012 in respect of HSBC’s business activities related to the Named Countries. The financial details set out in the Appendix include the activities disclosed on page 122s of our 2012 Form 20-F in relation to the ITRA as well as non-disclosable activities involving Iran and the other Named Countries. These amounts, both individually and in aggregate, are not considered material in terms of the overall financial position or performance of HSBC.

Notwithstanding the immaterial nature of the activities with Named Countries in the context of HSBC’s business, on page 122s of 2012 Form 20-F, we have disclosed the following:

‘As part of our continuing evaluation of AML and sanctions risk, we also monitor our activities relating to the countries subject to US economic sanctions programmes administered by OFAC, as well as those subject to United Nations, UK and EU sanctions. HSBC Group Policy requires all Group companies to comply to the extent applicable with US law and regulation, including the country and individual sanctions promulgated by OFAC sanctions. This means that not only must US subsidiaries and US nationals comply with OFAC regulations, but that HSBC subsidiaries outside the US which are not US persons must not participate in US dollar business that would, if conducted by a US person, contravene the OFAC sanctions. We do not consider that our business activities with counterparties in, or directly relating to, these countries are material to our business, and such activities represented a very small part of the Group’s total assets at 31 December 2012 and total revenues for the year ended 31 December 2012.’

Given the immaterial extent of HSBC activity linked to the Named Countries, HSBC Holdings plc would not expect its ordinary shares to be captured by divestment or similar initiatives of the type raised by the Staff. Even if some of the public bodies referred to in your question determined that their policies did prohibit investment in securities issued by the Group, such a decision would not, in our view, be likely to have a material effect on trading in HSBC shares.

HSBC has acknowledged that its past conduct and the December 2012 settlement agreements adversely affected the bank’s reputation, and our leadership is committed to rebuilding trust in HSBC.  Among other steps, we are implementing and enforcing the most effective standards across HSBC’s operations globally, as outlined in response to Question 1.  We believe these efforts and the limited nature of our activities related to the Named Countries would lead a reasonable investor to conclude that HSBC’s exposure is not qualitatively important to an investment decision and also provide comfort in HSBC’s ability to effectively manage the risk of involvement in financial crime.

Renegotiated Loans and Forbearance, page 129

3.           Please refer to our prior comment 7.  We note your response to our third bullet in which you state that you are unable to disclose the balance of loans modified for reasons other than significant credit concerns.  Please tell us the following information regarding modifications that are not reported as impaired loans:

Throughout our response, we use the terms ‘renegotiated’, ‘re-age’ and ‘modification’.  The term ‘renegotiated loan’ is defined on page 158 of our 2012 Form 20-F and the terms ‘re-age’ and ‘modification’ are defined on page 160 of our 2012 Form 20-F. In summary:

•
renegotiated – loan for which the contractual payment terms have been changed because we have significant concerns about the borrower’s ability to meet contractual payments when due. Examples of renegotiated loans are re-ages and modifications;

•	re-age – describes a renegotiation by which the contractual delinquency status of a loan is reset to current after demonstrating payment performance; and

•
modification – describes a change to the contractual terms of a loan that results in giving up a right to contractual cash flows over a pre-defined period of time, generally resulting in a reduction to the interest rate.

•
[3.1] We note your disclosure in your response that you perform a first time re-age for loans with early stage delinquencies less than 60 days past due.  Please tell us whether you downgrade the loan grade classification on these loans or segregate these loans into a separate pool for the purposes of determining the appropriate allowance. In this regard, it would seem that the need for a re-age, while not potentially significant in certain circumstances, could nonetheless indicate a decline in credit worthiness such that the loans should be separately pooled for the purposes of credit quality monitoring and assessment.

As set out in our response to prior question 16.3, first time re-aged loans with early stage delinquencies less than 60 days past due at the point of re-age are segregated from other re-aged and/or modified loans and from accounts that have not been subject to any account management action.  This results in a separate pool for the purpose of determining the appropriate impairment allowance for first lien loans with early stage delinquencies which have been re-aged for the first time.  Second lien first time early stage re-aged loans are not statistically significant enough to be segregated into a separate pool and are therefore collectively assessed for impairment with second lien loans that have been renegotiated but have met continued payment performance criteria. The segmentation of our renegotiated loans reflects the specific risk characteristics of such loans and is used for provisioning and credit quality monitoring and assessment.

•
[3.2] We note that one item you consider when determining that a modification does not result in a renegotiated or impaired loan is the borrower’s ability to access funds at market rates.  Describe the data that is evaluated to determine that borrowers who receive a modification that is not considered a renegotiated or impaired loan have access to alternative funding with the same terms as the modified loan such that the modification is not considered to be a concession.

As described in our response to prior question 7.2, for loan restructurings in wholesale lending, a borrower’s inability to access alternative funding at market rates is one indicator of significant concern regarding a borrower’s ability to pay. To determine whether a customer requesting a loan modification has access to funds at market rates for its current level of credit quality, we evaluate a range of information available, which will vary depending on the type of lending, the type of customer, local market conditions and the nature of the facilities which are being modified. All loan modifications regardless of whether they are related to credit concerns are subject to credit risk assessment.  The credit risk assessment allows us to determine, among other things, whether or not the requested modification is considered a concession.  In order to assess the request, relationship teams and credit approval functions will consider market pricing for loans of similar terms and credit quality, evaluate the accepted pricing parameters applicable to the loan, and consider a revised risk adjusted return profile against internal target hurdle rates. Modifications which meet the accepted pricing parameters and internal hurdle rates are considered to be at market rates, and in the absence of concerns in relation to the credit performance of the borrowers, will not be considered concessions.

For retail lending, modifications are typically made in response to credit concerns and are considered to result in concessions, except where the renegotiation is deemed to be insignificant, for example, first time re-ages less than 60 days past due, which are discussed in our response to 3.1. Accordingly, most retail modified loans are classified as renegotiated loans.

In wholesale lending, judgements about whether a borrower has access to alternative funding at market rates must be made across a broader and typically more complex set of arrangements and circumstances than is the case for retail lending. For example, for wholesale lending in our Global Banking and Markets business, and for lending to larger customers in our Commercial Banking business, transactions are often structured to facilitate potential distribution. In such cases, we consider how the requested modification could affect distribution potential and pricing. In addition, the views of syndicated loan specialists will be taken into consideration in assessing whether the requested payment modification is in line with the pricing, terms and conditions necessary to retain the potential for distribution. Pricing is generally determined with reference to observable market spreads.

For more straightforward transactions or lending to smaller corporate customers, the assessment is likely to be made with reference to local pricing structures which are set for the type of business in each country. Where such structures are established, they are subject to on-going and broad assessment of local pricing conditions, considering, for example, local economic conditions and economic outlook forecasts. We also consider the likelihood of customers being able to refinance with competitors.

The behaviour of other lenders is considered where relevant. For example, if a modification is requested to a syndicated transaction where there is evidence of an interest in participation from new lenders, this provides positive evidence regarding market sentiment for the borrower’s risk and loan pricing. The same conclusion might be reached where a customer raises finance from other lenders at rates and on terms similar to those we are prepared to consider.

•
 [3.3] Discuss any other procedures performed to verify that the modifications unrelated to credit concern should not be identified as a renegotiated or impaired loan.  For example, tell us whether you perform any additional credit analysis at the time of modification or receive additional documentation from the borrowers, etc.

All proposed modifications, regardless of whether they are related to credit concerns, are subject to credit risk assessment before we agree a modification with the borrower.  The risk assessment determines if the proposed modification should be identified as renegotiated and classified as impaired.  As stated in our response to question 3.2, for retail lending modifications are typically related to credit concerns and result in concessions. All retail customers’ requests for additional borrowing or revised facilities will be subject to our usual credit assessment process using statistically derived application or behavioural models, or where appropriate, through judgemental review at one of our specialist underwriting units.  All requests are assessed for affordability and sustainability and where external data of acceptable accuracy is available on the customers’ overall indebtedness; it is included within the risk decision process.  New documentation is completed to reflect any increased borrowing or changes in terms and conditions.

For wholesale loans, requests for modifications are subject to the approval of the relevant credit function. In considering whether a modification is related to credit concern, we review a range of information, such as a financial capacity analysis of the borrower in support of the modification. Other information such as the current and historical financial statements of any guarantor, and the willingness of any parent or guarantor to support the borrower will be considered if applicable. As part of this risk assessment, we would request revised financial projections for the borrower, collateral revaluations based on current market data, and, as appropriate to the type of lending, rent rolls and lease analysis, borrowing base certificates, variance reports to plan, document review, site inspections and other information specific to the transaction (for example, project progress information relating to project financings). The purpose of seeking relevant information is to understand the bank’s current position and the current versus post-modification basis of serviceability.  The overall impact of the modification and customer credit condition will be considered, in particular to assess whether credit deterioration has been sufficiently severe to require the modification to be classed as a renegotiated loan and impaired loan. This review will consider whether (i) any one or more conditions that are indicative of a significant concern regarding ability to pay are applicable, as set out in our response to prior question 7.3 and disclosed on page 255 of our 2012 Form 20-F; and (ii) whether the borrower is expected to be capable of servicing the modified debt post modification.  In the absence of these indicators, we would not identify the loan as a renegotiated or impaired loan.

4.
Please refer to our prior comment 7.  We note your response to our sixth bullet point of that comment that presenting a percentage of renegotiated loans that have received multiple concessions is too complex and costly, but you have expanded your disclosure to indicate that a “significant portion” of your portfolio has received multiple renegotiations. Please tell us, and expand your disclosures in future filings to address the following:

•	[4.1] Discuss why such a significant portion of your renegotiations are not successful and discuss whether you have made changes to your modification programs as a result, and if so how.

As noted in our response to prior question 7.6, a significant portion of HSBC Finance’s renegotiated real estate secured portfolio has received multiple re-ages and/or modifications.  Because of the nature of our portfolios, we would not necessarily consider a subsequent re-age or modification on a loan to be an indicator that the prior renegotiation was unsuccessful. The purpose of loan renegotiation is to manage customer relationships, improve collection opportunities and if possible, avoid foreclosures.

Of the total renegotiations in the HSBC Finance real estate secured loan portfolio at 31 December 2012, 43% of the loans have been re-aged, 52% have been modified and re-aged, and 5% have been modified.  Re-ages, which form a significant portion of our total renegotiations, are, subject to certain limitations, generally granted to customers systematically without separate credit analysis if two qualifying payments are made within a 60 day period, at which time the contractual delinquency status of the loan is reset to current by the loan subsystem.  Therefore, a large portion of the renegotiations in this portfolio have been systematically re-aged.

We use account re-aging and account modification as an account and customer management tool in an effort to increase the cash flow received from our renegotiated loans. Multiple re-ages and modifications are a consequence of the prolonged economic downturn which has caused some of our borrowers to either experience an additional episode of financial difficulty or for the original financial difficulty to persist for longer than anticipated.  Renegotiations are undertaken to improve our prospects of recovering cash flows, and are not undertaken when improved cash flows are not likely or the borrower is unable to demonstrate a willingness or ability to maintain revised contractual repayments as part of an account modification.

A key driver of the volume of renegotiations has been the extended duration, and heightened severity of the recession. In the fourth quarter of 2006, we began performing extensive reviews of our account management policies and practices and making modifications to our programmes, particularly in light of the needs of our customers at that time. We significantly increased our level of modification activity with the commencement of the mortgage crisis and recession in late 2006 and early 2007. Like other lenders, our initial expectation was that the recession would be of shorter duration, and that borrowers would be in a position to support their original contractual payment obligations after their initial modification was completed. In 2008, as the continuing severity of the economic situation became more apparent, we began to increase the duration of our modifications. However, as the economy continued to experience severe strain, and the recession was prolonged, some borrowers continued to apply for additional payment relief either because they had not yet recovered from their initial economic difficulties, and/or were faced with new economic and financial hardship. To assist these borrowers, modification extensions were granted provided that borrowers showed evidence of continued economic hardship and had performed satisfactorily on their initial modification, and we believed that the additional concession would improve our prospects for recovering cash flows.

•
[4.2] Provide disclosure that directionally discusses whether the level of multiple concessions for loans is increasing or decreasing to give a better sense of the successfulness of your modification programs.

The aggregate number of loans in the HSBC Finance real estate secured portfolio which have had multiple renegotiations has decreased consistent with the overall fall in the size of the portfolio, which is in run-off.  However, the volume of multiple loan renegotiations as a percentage of total loan renegotiations has remained consistent over the previous two years, in the range of 77% to 79%.

On page 160 of our 2012 Form 20-F, we added the following disclosure:

‘A significant portion of HSBC Finance’s renegotiated loan portfolio has received multiple renegotiations. Consequently, a significant proportion of loans included in the table below have undergone multiple re-ages or modifications. In this regard, multiple modifications have remained consistent at 75% to 80% of total modifications.’

In future filings, we will update the disclosure to include all renegotiations, similar to the following:

‘A significant portion of HSBC Finance’s renegotiated loan portfolio has received multiple renegotiations. Consequently, a significant proportion of loans included in the table below have undergone multiple re-ages or modifications. In this regard, multiple renegotiations have remained consistent in the range of 77% to 79% of total renegotiations.’

•
[4.3] It is not entirely clear from your response how you believe your allowance methodology is timely capturing the inherent losses of your loan portfolio when multiple modifications are required on these loans.  Specifically, given that the collective impairment methodology is based on historical performance information, it would appear there could be a lag in capturing the full severity of all of the modifications that would be required given that a significant portion of your renegotiated loans require multiple modifications.  Please tell us in more detail how you believe your allowance methodology is able to fully capture the level of inherent losses in your portfolio at the time of the first renegotiation given the significant amount of multiple renegotiations required for your loan portfolio.

In accordance with paragraphs 59 and 63 of IAS 39 Financial instruments: Recognition and measurement (‘IAS 39’) and as noted in our response to prior question 8.1, we do not recognise losses expected as a result of future events, no matter how likely, when we determine our impairment losses under IFRSs. Impairment losses under IFRSs are measured based on the present value of estimated future cash flows, excluding future credit losses that have not been incurred. Because of the nature of the HSBC Finance real estate secured portfolios, borrowers may experience several loss events over the life of their loan, which means that determining whether these loss events are related or unrelated when estimating the future cash flows at the balance sheet date is an area of significant judgement.  In applying IAS 39 to large groups of homogeneous loans, statistical analysis is used to determine the probability that delinquent loans will prove to be irrecoverable and be written off.  In HSBC’s judgement, write-offs that are likely to occur within a defined outcome period for specific loss events are evidence of losses incurred at the balance sheet date, and write-offs that are likely to occur beyond that defined outcome period are attributed to future loss events.

When we determine impairment allowances using our collective impairment methodology, we segment our loan portfolio to estimate the level of incurred losses within our portfolio. When a loan receives a modification related to credit concern it is immediately classified as impaired and is measured for impairment within a pool of modified loans including both first time and multiple modifications. Similarly, first time re-ages greater than 60 days past due are classified as impaired and measured for impairment within the same pool as loans which have been re-aged two or more times. First time first lien re-ages less than 60 days past due, as discussed in our response to comment 3.1, are segregated from other re-aged and/or modified loans and from accounts that have not been subject to any customer account management action for the purposes of determining an appropriate allowance and for credit quality monitoring and assessment.

Renegotiated loan pools which are considered impaired (modifications and re-ages, except first time re-ages less than 60 days past due) are measured for impairment through our collective impairment methodology using an extended loss outcome window to estimate the incurred losses in the pool.  Extended loss outcome windows range from 12 months to 25 months based on the type of renegotiation.   For example, loans which have received a modification are measured in a pool using a loss outcome window of 25 months which provides (i) a six month period of time where the borrower makes payments at the lower concessionary rate; (ii) a 12 month period of time where the borrower is required to make payments on the original terms; and (iii) a seven month roll rate migration period covering the period of time from when a loan was last current through to write-off, to estimate incurred losses in those loans eventually completing the 18 month period.  We establish these outcome periods by performing a semi-annual review of modification and re-age portfolio defaults (defined as 90 days past due) compared to default experience in the non-modified/non-re-aged portfolio to capture losses for the period of time in which they remain elevated as a result of the credit conditions which are associated with the forbearance activity.  We regularly monitor and back test the performance of the collective impairment model results and compare them to actual results to evaluate model effectiveness in capturing and estimating incurred losses.  This process involves comparing actual loan defaults at 180 days past due as well as early defaults (those situations whereby the borrower seeks to dispose of the collateral in satisfaction of the loan) to modelled loan defaults in our collective impairment models.  In certain circumstances, the process also evaluates actual loan payments as compared to cash flows expected in our collective impairment models.

The evidence that incurred losses have been adequately captured in our collective impairment methodology by using defined outcome periods to identify losses at the balance sheet date is supported by analysis of renegotiated loans classified as ‘previously impaired’. ‘Previously impaired’ renegotiated loans are loans which have successfully completed the required payment performance periods, as described above for loan modifications, and have been moved out of the collective impairment segment for impaired renegotiated loans and into a segment for ‘previously impaired’ loans where they are collectively assessed for impairment using assumptions which reflect the risk characteristics of this segment. In order to be placed in this segment, these loans have completed an extended period of payment in accordance with their original terms without a further loss event. Further analysis suggests that one year after loans have re-performed and were classified within the ‘previously impaired’ segment, a majority remained within this segment and did not require a further renegotiation.   The proportion of ‘previously impaired’ loans which show a sustained improvement in credit performance suggests that loss events that occur in the portfolio beyond the extended loss outcome period selected are typically discrete events that can be estimated at the balance sheet date.

We have also analysed loan write-offs during 2012 to identify the percentage of loans which were written-off from the impaired and the non-modified/non-re-aged segments of the portfolio, as opposed to the previously impaired and early stage first time re-age segments. A low proportion of write-offs from the previously impaired and early stage first time re-age segments would suggest that the segmentation results in a reasonable estimate of incurred losses at the balance sheet date. The analysis demonstrated that approximately 67% of charge-offs in 2012 originated from impaired loans with extended loss outcome periods, 14% of charge-offs originated from the non-modified/non-re-aged segment, 11% of charge-offs originated from the previously impaired loan segment, and the remaining 8% of charge-offs originated from the early stage first time re-age segment.

The analysis described above further supports management’s conclusion that the extended outcome windows applied in the collective impairment methodology adequately incorporate incurred losses in the portfolio at the balance sheet date.

•
[4.4] We note your response to prior comment 16 where you indicate that HSBC Finance segregates renegotiated loan pools based on the number of times it was re-aged, or the delinquency status at the time of the re-age.  Clarify whether you have separate loan pools for renegotiated loans that are on their first modification, versus those that are on their second or third modification.  If not, tell us why you do not believe this is necessary to fully capture the inherent risk in this portfolio.

HSBC Finance segments loan pools to capture the level of incurred losses within the portfolio.   Separate loan pools are identified depending on either the type of renegotiation and/or the number of renegotiations.  HSBC Finance has segmented its loan pools for renegotiated first lien real estate secured accounts as follows:

i)	early stage first time re-ages: First time re-aged loans less than 60 days past due at the time of the re-age;
ii)	re-age: Loans with two or more re-ages, and first time re-age loans greater than 60 days past due;
iii)	modification: Loans where changes to the terms and conditions have been made which generally result in a reduction to the interest rate for a period of time, both first and multiple occurrences;
iv)
‘previously impaired’: Loans which were previously in categories ii) or iii) above, but have exhibited sufficient payment performance to demonstrate a significant reduction in the risk of non-payment of future cash flows; and

v)	loans held at the fair value of the collateral less costs to obtain and sell the collateral. These accounts have reached 180 days past due and have experienced a partial charge-off event.

We do not further segment re-ages or modifications by the number of renegotiations granted due to modelling limitations that exist when loans are segregated into small pools. As discussed in our response to 4.3, we believe that the segmentation adopted along with extended loss outcome windows is sufficient to estimate incurred losses in the loan segments at the balance sheet date.

•
[4.5] Tell us whether any portion of your statistical adjustment discussed in response to prior comment 14 is meant to capture some of the risk of multiple renegotiations, and if so, how the level of this adjustment has changed over the years.

The statistical adjustments discussed in response to prior question 14 are not designed to address the risk of multiple renegotiations. As discussed in our response to 4.3, renegotiated loan pools which are considered impaired are evaluated for impairment through our collective impairment methodology using an extended loss outcome window to estimate the incurred losses within the pool. We regularly monitor and back test the performance of the collective impairment model results and compare them with actual results to evaluate model effectiveness in estimating incurred losses.

Impaired Loans Disclosure, page 133

5.
Please refer to the second bullet point of our prior comment 8.  We note your response that provides information about the net effect of the changes to your impairment methodology; however, our prior comment requested additional information regarding the gross impact of each individual change.  Please tell us the information previously requested for each change to your methodology and for each changed assumption. For example, in response to our prior bullet one in our prior comment 8, you state that some default severity assumptions increased and some decreased.  Provide quantification of the impact of each individual change. To the extent they are interrelated, such as the severity rate changes coupled with greater portfolio segmentation, provide this information by loan segment both before and after the change.

As discussed in our response to prior question 8.2, we adopted a revised impaired loan disclosure convention during 2011 which incorporated a more stringent policy for disclosing renegotiated loans as impaired. As disclosed on page 134 of our 2011 Form 20-F, these changes resulted in approximately US$14.4 billion of additional loans being reclassified from ‘neither past due nor impaired’ and ‘past due but not impaired’ to ‘impaired’ as at 31 December 2011 under our revised disclosure convention, of which approximately US$13.0 billion related to North America. The most significant component of this US$13.0 billion increase relates to HSBC Finance where an additional US$12.2 billion of loans were disclosed as being impaired.

The US$12.2 billion increase in impaired loans at HSBC Finance as at 31 December 2011 is analysed on an estimated basis below:

		US$bn
i)	Re-age. Re-aged loans less than 90 days past due (except for first time re-aged loans less than 60 days past due) which had not demonstrated a history of payment performance against the original contractual terms for at least 12 months after the re-age date	5.2
ii)	Modification. Temporarily modified loans less than 90 days past due which had not demonstrated a history of repayment performance for typically 18 months after the modification date	5.6
iii)	Partially written-off loans, which as a result of further payments by the borrower, were less than 90 days past due	1.2
iv)	Loans in the process of modification, which have not yet met the number of required payments to qualify (trial modifications)	0.1
v)	Unsecured bankrupt loans, which are less than 90 days past due	0.1
		12.2

In the third quarter of 2011, the total impact on our impairment allowance was US$204 million comprising refinements to our loan classification methodology and provisioning calculations in HSBC Finance to reflect greater segmentation of loans based on their credit risk characteristics (US$148 million), and additional enhancements to loss severity estimates (US$56 million).

As discussed in our response to prior question 8.1, the increase to HSBC Finance’s population of impaired loans and the refinements to provisioning calculations resulted in a net incremental loan impairment charge of US$148 million during the third quarter of 2011. Because we do not calculate impairment allowances at the individual loan level for loans collectively assessed for impairment, a quantification of the impact of individual changes to our loss outcome periods is very challenging.  The changes in methodology under IFRSs involved multiple interrelated changes in segmentation of loans for the purposes of applying different roll rate calculations to estimate the effect on estimated future cash flows, together with the other changes described in our response to prior question 8.1.

The two main components of the additional enhancements under IFRSs made to loss severity estimates resulting in an estimated US$56 million increase to loan impairment at the time of the change in the third quarter of 2011 (US$98 million reflected our estimate of the full year impact) were:

US$m
(i)	Increase in impairment allowances on accounts which had been written down to the fair value less costs to obtain and sell the underlying collateral based on broker price opinions as we began to see a pattern in 2011 for lower estimates of value after the more detailed property valuations were performed which include information obtained from walk-through of properties after HSBC Finance obtained title. This is shown as a portfolio valuation adjustment against accounts at fair value in the table below.	351
(ii)
Reduction in impairment allowances related to accounts collectively assessed for impairment.  Historically, loss estimates on these accounts were based on a recent average of total losses incurred at the time the loans were transferred to Real Estate Owned (‘REO’).  Due to the significant reduction in loans transferred to REO during 2011 as a result of foreclosure delays and concentrations in mix of loans transferred to REO in certain states that are no longer representative of HSBC Finance’s portfolio of loans requiring credit loss reserves, HSBC Finance determined that the best estimate of severity should be based on an average of recent broker price opinions received.
(295)
56

As we are not able to quantify each of the changes individually which make up the total change to the impairment allowance of US$204 million as described  above, we have however provided an estimate of the impairment allowances on each of our loan segments before and after the changes as you requested, in the tables below. The overall level of impairment allowances and the ratio of impairment allowance to gross loans and advances remained relatively consistent both before and after the changes were implemented.

The following are summaries of the components of each of the loan segments used both before and after the changes:

Segment descriptions prior to the changes

•
Collectively assessed – this included all accounts that were not included within the renegotiated impaired segment or accounts at fair value segment.  We utilised a loss outcome period of seven months for this segment.

•
Renegotiated impaired – generally included longer-term modifications defined as modification of 12 months in duration or multiple modifications of less than 12 months  but greater than 12 months in the aggregate.  This segment excluded accounts that had been 180 days past due and were carried at fair value.  We estimated lifetime losses for this segment.

•
Accounts at fair value  – all accounts which have been evaluated for a partial write-off which occurs when an account reaches 180 days past due.  These accounts are carried at the fair value of the collateral, less cost for obtaining and selling the collateral.

Segment descriptions after the Change

•
Performing loans – generally represents all accounts that are not included within any of the other loan segments.  Within the performing loan segment, we began further segmenting accounts in September 2011, by the following sub-segments: i) high severity states, ii) high delinquency states, and iii) the remaining states.  For our consumer lending first lien real estate accounts within these sub-segments, we further segment accounts based on whether they were orginated prior to 2006 or after that date.  We utlised a loss outcome period of seven months for this segment.

•
Previously impaired – represents accounts which have been previously classifed as renegotiated impaired loans (all modifications and re-ages, except for first time re-ages less than 60 days past due), but have subsequently met the payment performance requirements to migrate out of renegotiated impaired loans. This segment does not include accounts that have been 180 days past due and met the condition to be carried at fair value. We utilise a loss outcome period of seven months once accounts have met the conditions for this loan segment and have re-performed based on the perfomance requirements for renegotiated impaired loans.

•
Accounts with a first time re-age less than 60 days past due – represents accounts which have received a first time re-age while less than 60 days past due without any previous renegotiation.  This segment does not include accounts that have been 180 days past due and meet the condition to be carried at fair value.  We utilise a loss outcome period of seven months for this segment with a statistical overlay to reflect an outcome period of 12 months for the recently re-aged loans.

•
Acquired loans – represents a portfolio of loans which HSBC Finance acquired.  The accounts within this acquired portfio remain within this segment unless they receive a renegotiation (all modifications and re-ages, except for first time re-ages less than 60 days past due) at which point the loans are reclassified to the renegotiated impaired loan segment or they receive a partial write-off at 180 days past due whereby the account would be reclassified to the accounts at fair value segment.  We utilise a loss outcome period of seven months for this segment.

•	Statistical adjustments – includes other portfolio risk factors not reflected at the segment level.

•
Renegotiated impaired loans – includes accounts which have received a renegotiation (all modifications and re-ages, except for first time re-ages less than 60 days past due) which have not demonstrated subsequent reperformance to be classified in the previously impaired segment.  Accounts remain classified within this loan segment unless they demonstrate sufficient reperformance.  Loss outcome windows for this segment range from 19 months to 25 months based on the type of renegotiation.   For example, loans which have received a modification are measured in this pool using a loss outcome window of 25 months which provides (i) a six month period of time where the borrower makes payments at the lower concessionary rate; (ii) a 12 month period of time where the borrower is required to make payments on the original terms; and (iii) a seven month roll rate migration period covering the period of time from when a loan was last current through to write-off, to estimate incurred losses in those loans eventually completing the 18 month period.  This segment excludes accounts that had been 180 days past due and were carried at fair value.

•
Accounts at fair value – all accounts which have been evaluated for a partial write-off which occurs when an account reaches 180 days past due.  These accounts are carried at the fair value of the collateral, less cost for obtaining and selling the collateral.

On page 37 of HSBC Finance’s 2012 Form 10-K, HSBC Finance has provided quantification of the US GAAP impact of enhancements to their loan impairment estimation process in the third quarter of 2011, which resulted in a net US$175 million increase to their impairment allowance under US GAAP.

Financial Statements and Other Information

Notes on the Financial Statements, page 291

(f) Loans and Advances to customers, page 296

6.  Please refer to our prior comment 12.  We note that HSBC Finance transferred a portfolio of loans to held for sale during the second quarter of 2012 and recorded a $1.5 billion valuation allowance to record the loans at the lower of cost or fair value less costs to sell under U.S. GAAP.  We also note your response that under IFRS, you continue to account for loans designated as held for sale at cost less any impairment in accordance with IAS 39. To the extent you are aware that the fair value of loans classified as held for sale and measured for impairment under IAS 39 differs materially from their carrying value, please revise future filings to disclose that fact and quantify the difference, either here or in management’s discussion and analysis, as appropriate.  Refer to Item 303(A)(3)(ii) of Regulation S-K.

Under US GAAP, HSBC Finance transferred a portfolio of real estate secured (‘real estate’) loans and a portfolio of personal (‘non-real estate’) loans to ‘Assets held for sale’ during the second quarter of 2012 and recorded a valuation allowance under US GAAP of US$1.5 billion at 30 June 2012 and 31 December 2012 on both the real estate and non-real estate loans.

Under IFRSs, the real estate portfolio did not meet the highly probable test in paragraph 8 of IFRS 5 Non-current Assets Held for Sale and Discontinued Operations (‘IFRS 5’) and therefore remained classified as loans and advances at 31 December 2012. The non-real estate portfolio met the IFRS 5 tests in the third quarter of 2012 and was reclassified to ‘Assets held for sale’ under IFRSs. In accordance with paragraph 5 of IFRS 5 and as noted in our response to prior question 12, loans held for sale continue to be accounted for at amortised cost less an allowance for impairment, and therefore no valuation allowance was recorded under IFRSs. The carrying value of the non-real estate loans under IFRSs was US$250 million greater than estimated fair value at 31 December 2012.

IFRS 7 Financial instruments: Disclosures requires the disclosure of the fair value of financial assets and liabilities in a way that permits them to be compared with their carrying amount.  In Note 16 on the Financial Statements included in our 2012 Form 20-F (2011 Form 20-F: Note 17), we disclosed the carrying amount and the fair value of loans and advances classified as held for sale.  In addition, on page 144 of our 2012 Form 20-F as part of our discussion of ‘Assets held for sale’ we provided the following disclosure:

‘Lending balances held for sale continue to be measured at amortised cost less allowances for impairment; such carrying amounts may differ from fair value.  Any difference between the carrying amount and the sales price, which is the fair value at the time of sale, would be recognised as a gain or loss.  See Note 16 on the Financial Statements for the carrying amount and the fair value at 31 December 2012 of loans and advances to banks and customers classified as held for sale.’

We plan to actively market the real estate loans in multiple transactions generally over the next two years, starting in first half of 2013. It is expected that the reduction in these loans in HSBC Finance will be capital accretive and will reduce funding requirements, accelerate the winding down of the portfolio and also alleviate some of the operational burden given that these loans are servicing intensive and subject to foreclosure delays. Each time a group of these loans become highly probable for sale, they will be reclassified to ‘Assets held for sale’ under IFRSs.  The carrying amount of the real estate loans under IFRSs was approximately US$750 million greater than estimated fair value at 31 December 2012.

On page 106 of our 2012 Form 20-F as part of our geographical discussion of North America, we provided disclosure of the estimated fair value difference of US$750 million and US$250 million for the real estate and non-real estate portfolios, respectively, as follows:

‘We continued to manage the run-off of lending balances in our CML portfolio and, in the third quarter of 2012, we reclassified non-real estate personal loan balances of US$3.7bn, net of impairment allowances, from our consumer finance portfolio to ‘Assets held for sale’ as we actively marketed the portfolio. We also identified real estate secured loan balances, with a carrying amount of US$3.8bn which, as part of our strategy, we have announced we plan to actively market in multiple transactions generally over the next two years. At 31 December 2012, the carrying value of the non-real estate and the real estate secured loans which we intend to sell was approximately US$1bn greater than their estimated fair value. We expect to recognise a loss on sale for these loans over the next few years, the actual amount of which will depend on market conditions at the time of the sales. It is expected that the reduction in these loans in our CML portfolio will be capital accretive and will reduce funding requirements, accelerate the winding down of the portfolio and also alleviate some of the operational burden, given that these loans are servicing intensive and subject to foreclosure delays.’

Subsequent to 31 December 2012, we announced an agreement to sell the non-real estate portfolio for expected cash consideration of US$3.2 billion as disclosed on page 44j of our 2012 Form 20-F:

On 5 March 2013, we announced an agreement to sell HSBC Finance’s non-real estate personal loan portfolio to SpringCastle Acquisition LLC, a Delaware-based company owned by Springleaf Finance, Inc, and Newcastle Investment Corp for expected cash consideration of US$3.2bn, adjusted for cash received from the loan portfolios and agreed funding and servicing costs of the portfolios between 31 December 2012 and the completion date. The sale is scheduled for completion in the second quarter of 2013 and is subject to customary closing conditions. We expect to record a loss of US$250m based on the cash consideration of US$3.2bn. The ultimate gain or loss on disposal will be based on the net cash consideration received after adjustments as described above. The portfolios were classified as assets held for sale as at 31 December 2012 with a carrying amount of US$3.4bn.

2 –  Summary of Significant Accounting Policies, page 294

Collectively assessed loans and advances, page 298

7.
We note your response to our prior comment 13 that a quantified disclosure of your estimate of the period between a loss occurring and its identification would be onerous and lengthy.  Given the subjective nature of this estimate and the critical nature of your allowance for loan losses estimate overall, we continue to believe this information is useful for investors because your estimate of this period can directly impact the level of loan losses you believe to be inherent in your portfolio.  Please revise future filings, either here or in management’s discussion and analysis, as appropriate, to provide further discussion of the loss emergence periods used.  For example, at a minimum, please disclose the fact that you do not define a fixed range for this period across the Group, but that it is not expected that it would exceed twelve months given credit management policies that require all customers to be reviewed at least annually, as well as the fact that for retail assets, the loss emergence period is typically no less than six months.

As set out in our response to prior question 13, when calculating collective impairment allowances for loans which are subject to individual impairment assessment, on which  impairment has not been identified (‘Incurred but not yet identified’), we estimate a period of time between a loss event occurring and its identification. We do not define a fixed range for this period across the Group because the estimated periods vary depending upon the characteristics of the relevant portfolio, business segment, country and geographical region. At a minimum, for wholesale lending this estimated period is established with reference to the credit risk characteristics of the country of the loan portfolio. The factors and judgement employed in determining this estimated period are reviewed and challenged on a regular basis with estimates updated at least annually. Given the above and because credit management policies require all customers to be reviewed at least annually, we expect the estimated period between a loss occurring and its identification would normally be a maximum of 12 months (A period of 12 months equates the loss estimate to a full year’s expected historic loss and allows no relief for earlier identification of losses on an individual basis).

Where we use collective assessment in loan portfolios which are either small or where there is insufficient data to develop a robust roll rate methodology, allowances are calculated using a more basic formulaic approach based on historical loss rate experience.  When adopting this methodology, the period between a loss occurring and its identification is explicitly estimated by local management, reviewed periodically and is typically between six and 12 months.

For loan portfolios which are collectively assessed for impairment using the Group’s roll rate methodology, no explicit estimate is included for the period of time between a loss occurring and its identification in the roll rate calculation, because this methodology is based on the probability that loans will progress from being current through different stages of delinquency to write-off. We have historically applied a seven month roll rate migration period in our roll rate methodology to reflect the probability of a loan rolling directly from the current bucket to write-off at 180 days delinquent. Implicit within this roll rate migration period is a short period for the time between loss event and the first identification of delinquency. Changes to the roll rate migration period for our US consumer finance loan portfolios are discussed in the answer to Question 8. Portfolio risk factor adjustments are made where appropriate to reflect any additional risk factors that may not be fully reflected in the historical data from which the roll rates are calculated. The overall adequacy of the resulting levels of collective impairment allowances is evaluated in terms of their coverage of the levels of losses being experienced.

On page 258 of our 2012 Form 20-F, we updated our disclosure in relation to the collective impairment allowances which are incurred but not yet identified for wholesale loans under the heading ‘Impairment and credit risk mitigation’ as follows:

‘A fixed range for the period between a loss occurring and its identification is not defined across the Group and as it is assessed empirically on a periodic basis, it may vary over time as these factors change. Given credit management policies require all customers to be reviewed at least annually we expect this estimated period would be at most 12 months.’

On page 391 of our 2012 Form 20-F, we updated our disclosure under the heading ‘Homogeneous groups of loans and advances’ as follows:

When the portfolio size is small or when information is insufficient or not reliable enough to adopt a roll rate methodology, HSBC adopts a basic formulaic approach based on historical rate experience. The period between a loss occurring and its identification is explicitly estimated by local management, and is typically between six and twelve months.’

8.
As a related matter, we note that HSBC Finance and HSBC USA Inc. have both disclosed in their Forms 10-Q for the quarter ended September 30, 2012 that they plan to move their loss emergence periods under U.S. GAAP to closer to twelve months during the fourth quarter of 2012.   Please tell us whether a similar change will be made for these same portfolios under IFRS, and if not, please tell us why.  As part of your response, please tell us whether you view the loss emergence period under U.S. GAAP consistently with the way you view it under IFRS, and if not, tell us why not.  Also, tell us whether you have historically used the same loss emergence periods for HSBC Finance and HSBC USA Inc. under both U.S. GAAP and IFRS.

When measuring collective impairment allowances using roll rate methodology under both IFRSs and US GAAP, we use statistical analysis to estimate the likelihood that a loan will progress through the various stages of delinquency and ultimately be written-off.  The statistical analysis is augmented by adjustments for portfolio risk factors not fully reflected in the roll rates.  For HSBC Finance and HSBC USA Inc. retail portfolios, under both IFRSs and US GAAP, we have historically applied a seven-month period in our roll rate methodology to reflect the probability of a loan rolling directly from the current bucket to write-off at 180 days delinquent.

As a result of HSBC Finance’s US regulator indicating they would like HSBC Finance to more closely align their loss coverage period implicit within the roll rate methodology with US bank industry practice of 12 months, we carried out a review to analyse the period of time taken for loans to progress from current status to loss confirmation by write-off.  The review concluded that the estimated period of time from current status to write-off for loans collectively evaluated for impairment using a roll rate migration analysis was ten months, compared to the previous seven months, for the HSBC Finance and HSBC USA Inc. real estate portfolios.  After discussion with the US regulators, HSBC Finance and HSBC USA Inc. extended their roll rate migration period to 12 months for US GAAP to conform to US industry standards.

Under IFRSs we use historical observable data to assess the incurred loss in each portfolio, which has in this case resulted in a different measurement to the standard US bank industry assumption of 12 months. Therefore, in the fourth quarter of 2012, under IFRSs, we revised the estimated period utilised in our roll rate migration analysis to ten months for the US real estate portfolios, reflecting the results of our review.

As a result of these changes, a one-off portfolio risk factor adjustment of US$225 million (4.6% of total collectively assessed impairment allowances in the US under IFRSs) and US$430m were made under IFRSs and US GAAP respectively during the fourth quarter of 2012 to increase the collective impairment allowances for the retail portfolios of HSBC Finance and HSBC USA Inc. The revised estimates will be incorporated into the respective statistical impairment allowance models during 2013.  We will periodically update our estimation of the period from current status to loss confirmation by write-off in order to ensure that the coverage of impairment allowances remains appropriate.

While our practice for determining impairment allowances has historically resulted in a roll rate migration period of less than 12 months, total US consumer loan impairment allowances were in excess of 12 months of loss coverage on both a historical and forward looking basis at 31 December 2012 and 2011, reflecting the additional management judgement which has been incorporated to cover risk factors not explicitly modelled within the statistical roll rate calculations.

Renegotiated loans, page 300

9.
We note your response to our prior comment 15 where you provide examples of circumstances that are likely to result in a conclusion that, as a whole, the renegotiated loan represents a substantially different financial instrument.  Please respond to the following:

• [9.1] It appears you are relying on the guidance in paragraph 40 of IAS 39, by analogy, for your accounting policy.  If so, please tell us how you also considered the guidance in paragraph AG 62 of IAS 39 for your policy.  Specifically, please tell us whether you incorporate a 10% minimum change in discounted cash flows in evaluating whether the instrument is substantially different.  If not, please tell us why not.

We do not incorporate a 10% minimum change in discounted cash flows in evaluating whether a financial instrument is substantially different and so results in the derecognition of that asset. Our policy on derecognition of financial assets does not rely on the guidance, by analogy, in paragraph 40 of IAS 39 which addresses the derecognition of financial liabilities. It is based directly on the guidance for the derecognition of financial assets in IAS 39, in particular on paragraph 17(a), which states, ‘An entity shall derecognise a financial asset, when and only when the contractual rights to the cash flows from the financial asset expire.’ In applying this guidance to loan renegotiations, we believe that a renegotiation results in the expiry of a loan’s cash flows and hence derecognition if the renegotiation changes the terms of the contract underlying the original loan such that the nature of the renegotiated loan is substantially different from that of the original loan. Our derecognition policy, as stated on page 393 of our 2012 Form 20-F, is that a loan that is renegotiated is derecognised if the existing agreement is cancelled and a new agreement made on substantially different terms, or if the terms of an existing agreement are modified, such that the renegotiated loan is substantially a different financial instrument.

An IFRS Interpretations Committee staff paper in May 2012 further supports the view that a modification of the contractual terms of a financial asset will result in the expiry of the rights to the cash flows and derecognition only if it changes the terms of the contract underlying the original loan such that the nature of the renegotiated loan is substantially different from that of the original loan. Not all modifications of contractual terms will result in the expiry of the rights to the cash flows and derecognition.

We note that our derecognition of financial assets policy is consistent with proposed changes to the existing derecognition guidance for financial assets which were being considered by the International Accounting Standards Board as part of its derecognition project while it was on its active agenda in December 2009, which considered providing factors that entities could qualitatively assess to determine whether a modification was, or was not, substantial enough to trigger derecognition. These factors helped to inform the basis for our policy.

Careful consideration is given to all facts and circumstances in determining whether the terms have changed to the extent that derecognition is appropriate. If a loan agreement is cancelled and a new agreement made on terms which are not substantially different, the legal form of the restructuring does not determine the adoption of derecognition accounting.  The example circumstances which were included in our response to prior question 15 are relevant to the consideration.

In situations where the changes consist only of the waiver or deferral of cash flows and all other original contractual terms remain in place, derecognition will only be applicable if the revised cash flows are so different from those under the original contract that the loan is regarded as a new loan. For retail lending, we would expect that this test would only be met in exceptional circumstances.

•
[9.2] We note your disclosure that the loan renegotiations that HSBC Finance undertook in 2011 and prior years did not result in the renegotiated loans being substantially different.  Please tell us whether any of the HSBC Finance renegotiations that have taken place have resulted in a 10% or greater change in discounted cash flows, and if so, why those would not be considered substantially different financial instruments under your policy.  As part of your response, please clarify how you would consider multiple renegotiations for a borrower in a evaluating whether the cash flows have changed by 10% or more.

As set out in our response to question 9.1, we do not incorporate a 10% minimum change in discounted cash flows in evaluating whether a renegotiation of a loan results in the derecognition of the existing loan, and do not therefore have information readily available to confirm whether any of the loan renegotiations resulted in a greater than 10% change in discounted cash flows. For HSBC Finance, renegotiations of loans, whether once or on multiple occasions, generally involve changes to the amounts and timing of a loan’s contractual interest and principal cash flows (such as a reduction in interest and principal, forgiveness of interest or extension of maturity) or changes to contractual collection rights (for example, a bankruptcy court may waive our right under the terms of a collateralised loan to pursue the borrower’s other assets). These changes do not result in the nature of the renegotiated loan being substantially different from the nature of the original loan and, as a result, we account for HSBC Finance’s renegotiated loans as continuations of the existing loans.

10.
Please refer to our prior comment 15. We note your proposed roll forward related to renegotiated loans and your representation that you will include additional line items where material, such as loans derecognized as a result of a new loan agreement. However, your current presentation only shows a net line item related to write-offs and recoveries and a line item for additions.  In order to increase the transparency of this disclosure, we believe, at a minimum, payments received and transfers to real estate owned on the renegotiated loans should be separately presented from those line items to give a clearer picture of the activity taking place and a sense of the successfulness of your modification programs.  Please confirm that your disclosure in future filings will also include separate disclosure of changes due to these factors, or tell us why you do not believe such disclosure is meaningful.

On page 161 of our 2012 Form 20-F, we provided disclosure as requested in a tabular roll forward for the HSBC Finance renegotiated real estate accounts.  Because of the timing of the request, we provided a single year roll forward for our 2012 Form 20-F, and will provide comparative disclosure in future filings.

Movement in HSBC Finance renegotiated real estate accounts

2012
US$m

At 1 January	24,588

Additions	1,221
Payments	(1,133)
Write-offs	(1,796)
Transfers to Assets held for sale and other assets	(459)

At 31 December	22,421

Form 6-K filed July 30, 2012

Interim Management Report, page 13

Impaired loans and net impairment allowances, page 152

11.
We note your disclosure on page 153 discussing additional changes in your assumptions relating to the timing of expected cash flows received from customers with modified loans, and that renegotiated loans represent 57% of your total gross loans at HSBC Finance per your disclosure on page 145.  Please address the following:

•	[11.1] Quantify the impact this had on your allowance for loan losses and discuss the drivers behind those changes and whether you expect those trends to continue.

As disclosed in our 2012 Interim Report, HSBC Finance increased loan impairment allowances after updating certain assumptions regarding the timing of expected cash flows received from customers with loan modifications.  Historically, for these portfolios, we have used either internal assumptions or a combination of internal and market assumptions about the expected payment behaviour of the modified loan portfolio. During the second quarter of 2012, we determined that our actual portfolio performance was starting to experience slower prepayments than were assumed in our projected discounted cash flows. Therefore, we updated our models to incorporate this slower prepayment behaviour in order to calculate our loan impairment allowances.  Since the change relates to customers with loan modifications, slower prepayment speeds increase the amount of impairment allowance required as our expectation of the length of and thus the total amount of the concessions on permanently modified loans has increased. The changes on expected prepayment behaviour also impact our projections of interest earned on the modified loan portfolio over the period of time interest payments are scheduled to be collected.  The impact of these changes on cash flow estimates increased our allowance for loan losses by approximately US$230 million.

•
[11.2] Tell us whether this change is principally reflected in your individually assessed or collectively assessed allowance for loan losses.  In this regard, we note that the North America allowances as a percentage of loans and advances, both individually assessed and collectively assessed, have decreased as a percentage of the loan balances that are individually and collectively assessed in North America.

This change is reflected in the collectively assessed allowance for loan losses.  While we increased our loan impairment allowances as a result of this change, the overall fall in collectively assessed loan impairment allowances was driven by the continued reduction in lending balances as the portfolio runs off.

•
[11.3] Please tell us why the North America allowances as a percentage of the loans individually assessed for impairment are so much lower than the similar percentage for the majority of your other geographic areas, based on disclosures on page 148, particularly given the fact that negative equity mortgages and other loan to value ratios greater than 90% make up 37% of your North America loan balances.

The North America loans individually assessed for impairment are primarily the wholesale portfolios of Canada, Bermuda and the U.S. which do not contain the negative equity mortgages and other loans with loan to value ratios greater than 90% in our retail portfolio as disclosed on page 148.  The wholesale loans in North America which are individually assessed have a lower overall allowance as a percentage of loans and advances because they typically have higher levels of collateral.

Form 6-K filed July 30, 2012

Interim Management Report, page 13

17 - Provisions, page 248

12.
We note your disclosure of the additional $1,005 million related to provisions for payment protection insurance (PPI) redress.  We also note in your Form 6-K filed on November 5, 2012 that you recorded an additional $357 million for payment protection insurance redress.  We also note your discussion of the various types of assumptions used in determining these amounts, as well as the helpful disclosure highlighting the specific assumption that drove the majority of the increase in the provision during the period. Given the material nature of the additional charges and the uncertainty inherent in this estimate, please revise future filings to provide more information to highlight the potential additional obligations you face.  For example, consider disclosing the following:

[12.1] The total amount of policies sold that are covered under the PPI redress program;

In our 2012 Form 20-F, we have updated our disclosures to provide more detail with regard to payment protection insurance (‘PPI’) policies to provide investors with more information on further amount of redress that might potentially be payable. We disclosed the total number of PPI policies sold on page 479 of our 2012 Form 20-F, as included under 12.3 below.

 [12.2] Description of the amount of redress required under the program.  For example, disclose if it is total premiums paid plus an interest component, or some other methodology.  To the extent the level of redress varies among policies, please discuss how and your expectations of the volume of redress required under each type; and

On page 479 of our 2012 Form 20-F, we have provided an explanation of the basis for our redress calculations, as included in the disclosure under 12.3 below. In that disclosure, we have also explained that for single premium and regular premium policies, the basis for calculating the redress liability is based on the total premium paid by the customers plus simple interest of 8% (or the rate inherent in the related loan product, where higher).

 [12.3] A roll forward of the level of outstanding complaints received, starting with the amount outstanding at the beginning of the year, complaints resolved, new complaints received and the number of complaints outstanding at the end of the period. Additionally, compare this level of complaints received to the outreach you may need to perform if systemic issues have been identified following root cause analysis.

We have considered your suggestion to include a reconciliation of the movement between opening and closing balances of PPI complaints in the period, but believe providing the cumulative number of complaints received up to the balance sheet date and including a sensitivity analysis showing favourable and unfavourable changes in the provision as a result of changes in the key assumptions would be more useful to investors to understand the potential further impact of redress on HSBC.  On page 479 of our 2012 Form 20-F, we have disclosed the following to address points 12.1, 12.2 and 12.3:

‘An increase in provisions of US$1,681m was recognised during the year 2012 in respect of the estimated liability for redress regarding the mis-selling of payment protection insurance (‘PPI’) policies in previous years. Cumulative provisions made since the Judicial Review ruling in 2011 amount to US$2,397m, of which US$957m has been paid in 2012 (2011: US$325m). At 31 December 2012, the provision amounted to US$1,321m (2011: US$506m).

The estimated liability for redress is calculated based on the total premiums paid by the customer plus simple interest of 8% per annum (or the rate inherent in the related loan product where higher). The basis for calculating the redress liability is the same for single premium and regular premium policies. Future estimated redress levels are based on historically observed redress per policy.

A total of 5.4 million PPI policies have been sold by HSBC since 2000, which generated estimated revenues of US$4.1bn at 2012 average exchange rates. The gross written premiums on these polices was approximately US$5.1bn at 2012 average exchange rates. At 31 December 2012, the estimated total complaints expected to be received was 1.4 million, representing 25% of total policies sold. It is estimated that contact will be made with regard to 1.8 million policies, representing 33% of total policies sold. This estimate includes inbound complaints as well as HSBC’s proactive contact exercise on certain policies (‘outbound contact’).

During 2012, we increased the estimate of the total number of policies to be ultimately redressed, as the level of complaints received was higher in volume and over a more sustained period than previously assumed. This change in assumptions contributed approximately US$1.2bn to the increased provision for the year with the balance consisting of US$0.2bn attributable to regulatory changes and US$0.3bn other assumption and model changes.

The following table details the cumulative number of complaints received at 31 December 2012 and the number of claims expected in the future:

	Cumulative to 31 December 2012	Future expected
Inbound complaints1 (000s of policies)	801	348
Outbound contact (000s of policies)	43	547
Response rate to outbound contact	37%	38%
Average uphold rate per claim2	78%	79%
Average redress per claim	US$2,325	US$2,290

1	Excludes invalid claims where the complainant has not held a PPI policy.
2	Claims include inbound and responses to outbound contact.

The main assumptions involved in calculating the redress liability are the volume of inbound complaints, the projected period of inbound complaints, the decay rate of complaint volumes, the population identified as systemically mis-sold and the number of policies per customer complaint. The main assumptions are likely to evolve over time as root cause analysis continues, more experience is available regarding customer initiated complaint volumes received, and we handle responses to our ongoing outbound contact.

A 100,000 increase/decrease in the total inbound complaints would increase/decrease the redress provision by approximately US$180m. Each 1% increase/decrease in the response rate to our outbound contact exercise would increase/decrease the redress provision by approximately US$10m.

In addition to these factors and assumptions, the extent of the required redress will also depend on the facts and circumstances of each individual customer’s case. For these reasons, there is currently a high degree of uncertainty as to the eventual costs of redress for this matter.’

In connection with the responses provided above, HSBC Holdings plc hereby acknowledges that:

•	HSBC Holdings plc is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	HSBC Holdings plc may not assert staff comments as a defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours sincerely

/s/  Iain J Mackay
Group Finance Director

Appendix1

1 The amounts included in the table above have been translated to US dollar equivalents (HSBC’s presentation currency) using the rates of exchange at the period end date, or in the respect of ‘Revenues’ at the average rates of exchange for the reported period.

2 Liabilities in respect of Syria include a sterling denominated deposit (at 31 Dec 2010: US$1,070m, 31 Dec 2011: US$604m, 31 Dec 2012: US$4m) placed by a government related client.
 The government related client was sanctioned in February 2012, at which time all remaining accounts were frozen accordingly.